Exhibit 99.2

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	June 30, 2023 Unaudited	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	2 (f)	$18,247	$37,918
Restricted cash	2 (g)	3,538	12,105
Accounts and notes receivable, net	2(i), 5	11	233
Accounts and notes receivable from related parties, net	22 (b)(i)	2,747	870
Inventory, net	2(j), 6	21,933	23,918
Amounts due from related parties	22 (b)(i)	52,841	60,019
Other current assets	7	11,586	22,905
Other current assets from related parties	22 (b)(i)	3,549	2,659
Total current assets		114,452	160,627

Property, plant and equipment, net	2(k), 8	189,454	217,902
Intangible assets, net	2(l), 9	124,741	131,206
Land use rights, net	2(m), 10	126,174	134,341
Long-term investments	2 (h)	3,851	4,370
Goodwill	2(n), 12	2,638	2,774
Other assets	13	3,760	2,392

Total assets		$565,070	$653,612

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accounts and notes payable	14	$12,914	$28,784
Accounts and notes payable to related parties	22 (b)(i)	48,043	52,889
Loans attributable to related parties	22 (b)(i)	185,625	193,189
Contract liabilities	2(q), 15	2,717	2,742
Contract liabilities to related parties	22 (b)(i)	3,315	912
Long-term payables, current	17	95,754	100,697
Promissory note payable	18	1,380	2,830
Accruals and other current liabilities	16	49,246	45,574
Accruals and other current liabilities, related parties	22 (b)(i)	68,146	65,523
Total current liabilities		467,140	493,140

Accrued post-employment and termination benefits	19	46,001	51,575
Loans attributable to related parties, non-current	22(b)(i), 22(c)	80,530	85,910
Other liabilities		6,380	6,859

Total liabilities		600,051	637,484

Stockholders’ (Deficit) Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 160,707,172 and 152,130,300 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively) (i)	20	16	15
Treasury Stock (47,541 and nil ordinary shares as of June 30, 2023 and December 31, 2022, respectively)	20 (b)	(500)	-
Additional paid-in capital		169,129	163,738
Statutory reserve	20 (c)	6,656	6,656
Accumulated deficit		(285,950)	(246,051)
Accumulated other comprehensive income		7,394	7,063
Stockholders’ deficit		(103,255)	(68,579)
Non-controlling interest		68,274	84,707

Total shareholders’ (deficit) equity		(34,981)	16,128

Total liabilities and shareholders’ (deficit) equity		$565,070	$653,612

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2023	June 30, 2022
		Unaudited	Unaudited
Revenues	2(q)	$2,056	$6,339
Revenues from related parties	22(b)(ii)	559	3,412
Total revenues		2,615	9,751
Cost of revenues	2(r)	(3,410)	(10,018)
Cost of revenues - idle capacity	2(s)	(16,725)	(20,668)
Gross loss		(17,520)	(20,935)

Operating expenses:

Research and development	2(t)	5,504	6,759
Selling, general and administrative	2(u)	29,471	30,004
Total operating expenses		34,975	36,763

Loss from operations		(52,495)	(57,698)

Other (expenses) income:
Other income		363	370
Interest income		597	504
Interest expense		(7,491)	(7,349)
Government grant	2(w)	1,823	16,041
Loss on equity investment		(289)	(16)
Other expenses		(99)	(109)
Total other (expenses) income, net		(5,096)	9,441

Loss before income taxes		(57,591)	(48,257)

Provision for income tax	21	-	-

Net loss		(57,591)	(48,257)

Net loss attributed to non-controlling interest		(17,765)	(16,046)

Net loss attributed to Chijet		$(39,826)	$(32,211)

Basic and diluted net loss per share attributable to ordinary shareholders (i)(ii)		$(0.26)	$(0.21)

Basic and diluted weighted average ordinary shares (i)(ii)		154,414,137	152,130,300

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1.

(ii) Shares issuable upon exercising of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2023	June 30, 2022
		Unaudited	Unaudited
Net loss		$(57,591)	$(48,257)

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	19	(22)	(64)
Foreign currency adjustments	2(d)	1,688	(4,492)

Comprehensive loss		(55,925)	(52,813)

Other comprehensive loss
Net comprehensive loss attributed to non-controlling interest		(16,433)	(16,857)

Comprehensive loss attributable to Chijet		$(39,492)	$(35,956)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of US$, except for number of shares and per share data)

		Ordinary Share (i)		Common Stock in Treasury		Additional Paid- in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Stockholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income	Interest	Equity(Deficit)

Balance, January 1, 2022		152,130,300	$15	-	-	$140,838	$6,656	$(168,795)	$13,013	$120,308	$112,035

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	(3,706)	(786)	(4,492)

Actuarial losses of post-employment and termination benefits		-	-	-	-	-	-	-	(39)	(25)	(64)

Appropriations to statutory reserve	20(b)	-	-	-	-	-	-	-	-	-	-

Issuance of warrants		-	-	-	-	9,691	-	-	-	-	9,691

Net loss		-	-	-	-	-	-	(32,211)	-	(16,046)	(48,257)

Balance, June 30, 2022 (unaudited)		152,130,300	$15	-	-	$150,529	$6,656	$(201,006)	$9,268	$103,451	$68,913

Balance, January 1, 2023		152,130,300	$15	-	-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

Impact from adoption of ASU 2016-13 (Note 2(i))		-	-	-	-	-	-	(73)	-	-	(73)

Effect of reverse recapitalization, net of costs		5,703,247	1	-	-	67	-	-	-	-	68

Conversion of rights to ordinary shares upon the reverse recapitalization		1,803,625	-	-		-	-	-	-	-	-

Treasury Stock purchase		-	-	(47,541)	$(500)	-	-	-	-	-	(500)

Shares issued to JWAC officers and directors (ii)		300,000	-	-	-	3,021	-	-	-	-	3,021

Shares issued to Greentree (iii)		200,000	-	-	-	1,000	-	-	-	-	1,000

Shares issued to Chijet directors (iv)		20,000	-	-	-	200	-	-	-	-	200

Exercise of warrants		550,000	-	-	-	1,100	-	-	-	-	1,100

Foreign currency translation adjustment		-	-	-	-	-	-	-	347	1,341	1,688

Actuarial Losses of post-employment and termination benefits		-	-	-	-	-	-	-	(13)	(9)	(22)

Net loss		-	-	-	-	-	-	(39,826)	-	(17,765)	(57,591)

Balance, June 30, 2023（Unaudited）		160,707,172	$16	(47,541)	(500)	$169,126	$6,656	$(285,950)	$7,397	$68,274	$(34,981)

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1.

(ii)	Issuance of 300,000 shares of JWAC Common Stock to JWAC’s officers and directors and exchanged for the equivalent number of Chijet Ordinary Shares following the closing of the business combination with JWAC as discussed in Note 1(b).

(iii)	Issuance of 200,000 shares of Chijet Ordinary Shares to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree as discussed in Note 1(b).

(iv)	Issuance of Chijet Ordinary Shares to independent directors pursuant to the board of directors’ compensation program adopted by the Company upon consummation of the business combination with JWAC as discussed in Note 22(d).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	For the six months ended June 30, 2023	For the six months ended June 30, 2022
		Unaudited	Unaudited
Cash flows from operating activities
Net loss		$(57,591)	$(48,257)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense		20,041	24,517
Share-based expenses		3,121	-
Impairment of inventory	2(j), 6	603	1,254
Bad debt expense		-	4
Warrant expense	2(y), 20(a)	-	9,691
Government grant		(1,823)	(324)
(Gain) loss on disposal of fixed assets		(21)	4
Loss on equity investment		318	16
Changes in operating assets and liabilities:
Accounts and notes receivable		220	(97)
Accounts and notes receivable from related parties		(2,010)	(752)
Inventory		246	6,657
Amounts due from related party		4,429	5,047
Other current assets		6,247	4,256
Other assets		(1,247)	55,376
Accounts and notes payable		(10,355)	(7,079)
Accounts and notes payable to related party		(2,355)	(345)
Accruals and other current liabilities to related parties		6,114	7,148
Contract liabilities		2,720	(1,331)
Lease liabilities		-	1,798
Accrual and other current liabilities		5,928	(1,939)
Accrued post-employment and termination benefits		(3,207)	(4,449)
Other liabilities		1,572	6

Net cash (used in) provided by operating activities		(27,050)	51,201

Cash flows from investing activities:
Purchase of fixed assets		(4,885)	(767)
Proceed from disposition of fixed assets		-	37
Issuance of Promissory Notes receivable		(1,180)
Purchase of land use rights		2,060
Proceed form equity investment		-	121
Purchases of short-term investment		-	(154)

Net cash used in investing activities		(4,005)	(763)

Cash flows from financing activities:
Proceed from short term borrowings		920	-
Proceeds from short term borrowings-related parties		2,892
Proceeds from exercise of warrants		1,100	-
Repayments of short-term borrowings		(2,329)	-
Repayments of short-term borrowings-related parties		(2,126)
Cash acquired in the reverse recapitalization		4,490	-
Payments for reverse recapitalization and ordinary shares issuance costs		(962)

Net cash provided by financing activities		3,985	-

Net change in cash, cash equivalents, and restricted cash		(27,070)	50,438

Effects of currency translation on cash, cash equivalents, and restricted cash		(1,168)	(3,773)

Cash, cash equivalents, and restricted cash, beginning of period		50,023	43,140

Cash, cash equivalents, and restricted cash, end of period		$21,785	$89,805

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$236	$-

Non-cash investing and financing activities:
Warrant issued for services	2(y), 20(a)	$-	$9,691
Unpaid deferred offering cost related with reverse recapitalization		$511	$-
Deferred offering cost settled with ordinary shares		$1,000	$-
Deferred offering costs reclassified to additional paid-in capital		$4,500	$-
Repurchase of treasury stock		$500	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHIJET MORTOR COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Chijet Motor Company, Inc. (“Chijet Motor”) was incorporated on June 22, 2022 as a Cayman Islands exempted company. Chijet Motor, collectively with its subsidiaries (“the Company”, “Chijet”, “we”, “us” or “our”) a high-tech enterprise, engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”) in China The main operating entities of the Company include Shandong Baoya New Energy Vehicle Co., Ltd. and its majority-owned holding subsidiary, FAW Jilin Automobile Co., Ltd. (“FAW Jilin”). The Company combines the innovative vitality of new car-making design and engineering forces with mature scale vehicle production capacity, and is committed to building Chijet into a scenario-driven, technology-led and, experience-based, new energy vehicle enterprise with global market operation capability.

(b) Reverse Recapitalization

On June 1, 2023 (the “Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Chijet Motor Company, Inc., a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of the Company, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

Pursuant to the BCA, the business combination between JWAC and the Company was effected through the merger of the Merger Sub with and into JWAC, with JWAC as the surviving entity and wholly-owned subsidiary of the Company. On the Closing Date, the Company acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of the Company, and any shares Chijet Inc. held in the Company were surrendered for no consideration, such that Chijet Inc. becomes a wholly-owned subsidiary of the Company and the Sellers became shareholders of the Company (“Share Exchange”).

On the Closing Date, the Sellers holding 266,102,827 ordinary shares of Chijet Inc. received 152,130,300 of ordinary shares after giving effect to the exchange ratio of 0.5717 (the “Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$10.517, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2 (cc)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 160,359,631 ordinary shares issued and outstanding which include those shares issued to the Sellers, 1,300,706 shares issued to JWAC’s public stockholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 3,450,000 shares issued to JWAC’s Class B Common Stock holders, 1,725,000 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 1,503,625 shares issued to (i) privately placed JWAC Common Stock holders of 493,000 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 61,625 shares, (iii) I-banker privately placed 136,000 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 17,000 shares, (v) I-banker representative shares of 276,000, (vi) JWAC officers and directors of 300,000 shares, (vii) Chijet independent directors compensation of 20,000 shares, (viii) Greentree of 200,000 shares due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree, and 250,000 shares issued for exercise of Greentree Financial Group Inc. (“Greentree”)’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares
Legacy Chijet Shares	152,130,300
JWAC’s public shares, net of redemption	1,300,706
JWAC public shares converted from (1/8) JWAC rights at closing	1,725,000
JWAC sponsor shares	3,450,000
Shares issued to private placed stockholders and rights, and share-based compensation	1,503,625
Exercise of Greentree warrants	250,000
Total shares of ordinary shares outstanding immediately after the Business Combination	160,359,631

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, JWAC and the Company were treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors: (i) Chijet Inc.’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination in which it becomes the parent company of its direct, wholly-owned subsidiaries of JWAC and Chijet Inc., and means, collectively, the Company, and its direct, wholly-owned subsidiaries, JWAC and Chijet Inc. (the “Combined Company”), ; (ii) Chijet Inc. represents the ongoing operations and a majority of the governing body of the Combined Company, and (iii) Chijet Inc.’s senior management is comprised of the senior management of the Combined Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Chijet Inc. issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Chijet Inc. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Chijet Inc., and the Company’s and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data have been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization that is discussed in Note 1.

Upon the consummation of the reverse recapitalization, the assets and liabilities of JWAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs attributable to their short maturity. After the redemption of common stocks of JWAC before the closing of the business combination, the net assets acquired by the Company were in the amount of US$4,490 thousand which were recorded as an increase in additional paid-in capital. Assets and liabilities of JWAC upon the consummation of the reverse recapitalization are as follows:

June 1, 2023
US$’000
Unaudited

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Chijet Inc. as of June 1, 2023	$4,490

During the six months ended June 30, 2023, the Company incurred approximately US$1.5 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a non-operating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately US$1.5 million in 2023 and deferred cost US$3.0 million from previous years to additional paid in capital in the consolidated financial statements.

(c) History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya New Energy Vehicle Co., Ltd. and its subsidiaries. Shandong Baoya New Energy Vehicle Co., Ltd. and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

Prior to the business combination, Chijet Inc. completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 6, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands(“BVI”) as a wholly owned subsidiary of Chijet Inc..

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. gradually acquired 85.172% stake in Shandong Baoya New Energy Vehicle Co., Ltd. through the following transactions: (1) Chijet Inc. issued 53,879,310 shares of ordinary share in exchange for the 17.245% stake in Shandong Baoya New Energy Vehicle Co., Ltd. from two shareholders; and (2) Baoya New Energy Vehicle Co., Ltd., a wholly owned subsidiary of Chijet Inc., acquired 67.927% stake in Shandong Baoya New Energy Vehicle Co., Ltd. from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”) 7. Upon the Baoya New Energy Vehicle (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet Inc. and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

As of June 30, 2023, subsidiaries of Chijet Motor include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
Baoya New Energy (Shandong) Co., Ltd	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Chijet, Inc.	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	64.28%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	85.17%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Jixiang Automobile Service (Yantai) Co., Ltd.	April 10, 2020	The PRC	85.17%	Sales and leasing of new energy vehicles
Shandong Baoya New Energy Vehicle Co., Ltd	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Shandong Senya Automobile Sale Co., Ltd	June 29, 2020	The PRC	60.05%	Sales of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

(d) Liquidity and going concern

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$57,591 thousand and US$48,257 thousand for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, the Company has a working capital deficit of approximate US$352,688 thousand and a cash outflow from operating activities of approximate US$27,050 thousand. The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

Even though management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, obtain third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2023, results of operations and cash flows for the six months ended June 30, 2023 and 2022. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Emerging Growth Company Status

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of Chijet Motor and its subsidiaries. A subsidiary is an entity in which Chijet Motor, directly or indirectly, controls more than one half of the voting power (a) has the power to appoint or remove the majority of the members of the board of directors (the “Board”) (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Chijet Motor and its subsidiaries are eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in Hong Kong and in the United States is United States dollars. The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss. Income statement accounts are translated at periodic average exchange rates and equity accounts other than earnings generated in the current period is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss).

(e) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

	June 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000

Cash and cash equivalents	18,247	37,918
Restricted cash	3,538	12,105
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	21,785	50,023

(g) Restricted cash

Restricted cash represents (a) the cash frozen relating to the court order; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable. The restricted cash attributable to the court order primarily resulted from the legal proceeding related to the contract dispute (See note 23, Legal Proceedings). As of June 30, 2023 and December 31, 2022, the restricted cash amounted to approximate US$3,538 thousand and US$12,105 thousand, respectively.

The restricted cash is presented separately on the consolidated balance sheets as follows:

	June 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000

Frozen amount	1,500	1,463
Security amount	2,038	10,642
Total restricted cash	3,538	12,105

(h) Long-term investments

Long-term investments are comprised of investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to approximate US$3,851 thousand and US$4,370 thousand as of June 30, 2023 and December 31, 2022, respectively and investment in Jilin Jiqi-Longshan Automobile Chassis Co., Ltd (“Longshan”) amounting to nil and nil as of June 30, 2023 and December 31, 2022, respectively. The Company held an approximately 30% equity interest in Baosteel and 20% equity interest in Longshan as of June 30, 2023 and December 31, 2022.

The Company uses the equity method of accounting for its investment in, and earning or loss of, the Company that it does not control but over which it has ability to exercise significant influence. The Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investment for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investment during the six months ended June 30, 2023 and 2022.

(i) Accounts and notes receivable and allowance for credit losses

Accounts and notes receivable are recognized and carried at carrying amount less an allowance for credit losses, if any.

On January 1, 2023, the Company adopted Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method.

In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

(j) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rate is determined to 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. For the six months ended June 30, 2023, the gain on the disposal of property was approximate US$21 thousand, and for the six months ended June 30, 2022, the gain on the disposal of property was US$4 thousand.

(l) Intangible assets, net

Intangible assets mainly consist of patents and software. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Patent	5 to 10 years
Software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing permission and trademark as of June 30, 2023 and December 31, 2022. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

(m) Land use rights, net

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s consolidated balance sheets. Amortization has been provided on a straight-line basis over 50 years, the life of the land use right.

(n) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted Accounting Standards Update (“ASU”) 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

(p) Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	June 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000

Accrued warranty - beginning of year	319	290
Warranty costs incurred	(56)	(89)
Provision for warranty	80	86
Translation adjustment	(16)	32
Accrued warranty - end of period / year	327	319

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Company performs; or

●	does not create an asset with an alternative use to the Company and the Company have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

For new Master Service Agreements (“MSA”) or for Purchase Orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities are primarily resulted from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid service is insignificant, representing less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

Revenue consists of the following:

	For the six months ended
	June 30, 2023		June 30, 2022
	US$’000		US$’000
	(Unaudited)		(Unaudited)

	Related Parties	Third Parties	Related Parties	Third Parties
Vehicle Sales	$51	$2,041	$1,745	$5,582
Sales of vehicle parts and accessories	$508	$3	$1,562	$749
Others	$-	$12	$105	$8

Total revenues	559	2,056	3,412	6,339

All of the property and equipment of the Company are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Company’s revenue is derived from operations in the PRC for the six months ended June 30, 2023 and 2022.

(r) Cost of revenue

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(s) Cost of revenue – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Operating costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The Company charges for labor and overhead allocated to its finished goods are determined on a daily basis which is lower than its actual costs incurred. Operating costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$16,725 thousand and US$20,668 thousand for the six months ended June 30, 2023 and 2022, respectively.

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2023 and 2022, R&D expenses were US$5,504 thousand and US$6,759 thousand, respectively.

(u) Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expenses as incurred. For the six months ended June 30, 2023 and 2022, total sales and marketing expenses were US$782 thousand and US$1,052 thousand, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2023 and 2022, general and administrative expenses were US$28,689 thousand and US$28,952 thousand, respectively. Depreciation & amortization expense accounts for the second largest proportion for sales and marketing expenses.

(v) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximate US$2,915 thousand and US$3,415 thousand for the six months ended June 30, 2023 and 2022, respectively.

(w) Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies which are provided by the local government for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the six months ended June 30, 2023 and 2022, the Company has recognized subsidies of approximately US$1,823 thousand (RMB12,634 thousand) and US$16,041 thousand (RMB104,052 thousand), respectively. There is no guarantee that the Company will continue to receive such grants in the future.

See below for the nature of each government subsidy received and the related accounting treatment:

For the six months ended June 30, 2023 (Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	1,542	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	281	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	1,823

For the six months ended June 30, 2022(Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	15,717	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	324	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	16,041

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions.

(y) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently issued warrants in conjunction with the Company’s ordinary shares in permanent equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

The details for warranties are disclosed in note 20(a).

(z) Value-added tax

The Company is subject to statutory value-added tax (“VAT”) of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(aa) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(bb) Leases

Operating lease

The Company adopted the ASC 842, Leases as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient to apply consistently to all of the Company’s leases to use hindsight in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included within right-of-use liabilities on the consolidated balance sheets as of June 30, 2023 and December 31, 2022.

The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company uses the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

The land use right (Note(m)) acquired represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines the land use right agreement contains an operating lease. Land use right is carried at cost less accumulated amortization and impairment losses.

(cc) Earnings (losses) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net earnings (loss) per share attributable to holders of ordinary shares when their effect is dilutive.

Since the Company has incurred losses for the six months ended June 30, 2023 and 2022, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts is the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 64,084,889 ordinary shares (US$674,000,000 of the Exchange Consideration, each valued at the Redemption Price for purposes of the BCA) issued to certain specified Chijet Inc. sellers at the Closing (the “Earnout Shares”) were subject to vesting and potential surrender if they do not vest, with transfer restrictions during the vesting period and with any earnings on the Earnout Shares prior to vesting being set aside in escrow, after the closing to satisfy the criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and will vest in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) shall (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor ‘s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$528,000 thousand, up to a maximum of 100% of the first tranche at US$801,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Chijet Motor Ordinary Shares on the applicable Trading Market is at least US$13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Chijet Motor files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies(including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate)in excess of US$870,000 thousand, up to a maximum of 100% of the second tranche at US$2,206,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 (as adjusted for affixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$1,616,000 thousand, up to a maximum of 100% of the final tranche at US$3,215,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

Any Earnout Shares and earnings thereon that are surrendered to Chijet will be promptly reissued and delivered by Chijet to the CVR rights agent on behalf of the holders of the CVRs, to be distributed by the CVR rights agent pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares are issued to Chijet Inc. sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, We focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, we determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, we concluded that the Earnout Shares should not be classified as a liability under ASC 480.

We next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date is accounted for as an equity transaction. Therefore, contingent value rights do not give any effect in calculation of the earnings per share as of June 30, 2023.

(dd) Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the acquisition of FAW Jilin in 2019 and continued restructuring and streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) continues to make decisions with regards to business operations and resource allocation based on evaluation of Chijet as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ee) Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for certain to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructuring and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-03, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848) (ASU 2022-06). ASU 2022-06 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2022-06 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU 2022-06 is effective as of December 21, 2022 through December 31, 2024. The Company will adopt this ASU within annual reporting period of January 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2023 and December 31, 2022, substantially all of the Company’s cash and cash equivalents and restricted cash were placed within the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b) Customer risk

As of June 30, 2023, one customer, determined as a related party under ASC 850, accounted for 83% of the total accounts and notes receivable.

As of December 31, 2022, three customers, were determined as related parties under ASC 850, accounted for more than 10% of total accounts and notes receivable at 69%, 19% and 10%, respectively.

During the six months ended June 30, 2023 three customers accounted for more than 10% of total revenue at 14%, 14% and 11% of the total revenue, respectively.

During the six months ended June 30, 2022 one customer accounted for 11% of the total revenue. This customer was determined as related parties under ASC 850.

(c) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Accounts receivable	11	17
Notes receivable	-	216
Less: allowance for credit losses	-	-
Net accounts and notes receivable, net	11	233

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. There is no allowance for credit losses on June 30, 2023 and December 31, 2022, respectively.

6. INVENTORY, NET

Inventory consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Finished goods	10,587	14,721
Raw materials	16,043	16,249
Work-in-process	9,400	9,503
Inventory, subtotal	36,030	40,473
Less: inventory impairment provision	(14,097)	(16,555)
Inventory, net	21,933	23,918

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the six months ended June 30, 2023 and 2022, write-downs of inventories to net realizable value were US$362 thousand and US$1,254 thousand, respectively.

7. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Prepayments for materials	9,029	16,372
Prepayments for R&D	336	698
Prepayments for utilities	613	596
Other prepayments	100	250
Deductible value-added tax input	1,292	630
Other receivable	289	250
Promissory note receivable	-	1,380
Deferred cost	-	2,959
Subtotal	11,659	23,135
Less: allowance for credit losses	(73)	(230)
Net balance	11,586	22,905

On December 5, 2022, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,380 thousand with JWAC, a Delaware blank check company. Chijet Inc. also entered into a BCA with JWAC, among others, on October 25, 2022. On March 6, 2023, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,180 thousand with JWAC. The Note is non-interest bearing and payable in cash upon the earlier of the closing of the Company’s initial business combination and date of liquidation of JWAC. The Company received the cash amount of US$2,060 thousand and 47,541 shares of JWAC Common stock equivalent to US$500 thousand from JWAC in June 2023 to pay off the promissory notes.

On March 21, 2022, the Ministry of Finance (“MOF”) and State Administration of Tax (“SAT”) released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as other current assets.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)
At cost:
Buildings	165,577	174,025
Mold and tooling	10	11
Computer and electronic equipment	8,142	8,692
Machinery and equipment	382,397	401,994
Vehicles	1,129	1,668
Other logistic equipment	6,641	6,984
Construction in progress	14,933	16,935
Property, plant and equipment, subtotal	578,829	610,309
Less: accumulated depreciation	(385,565)	(384,936)
Less: accumulated impairment	(3,810)	(7,471)
Property, plant and equipment, net	189,454	217,902

There was no impairment loss during the six months ended June 30, 2023 and 2022.

Depreciation expense for the six months ended June 30, 2023 and 2022 were US$18,329 thousand and US$22,735 thousand, respectively.

The carrying amount of buildings, machine and equipment, and land use right, pledged by the Company to secure the borrowings as of June 30, 2023 and December 31, 2022 were US$126,272 thousand and US$110,421 thousand, respectively.

The details for assets pledged by Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”) are disclosed in note 17.

The carrying amount of machine and equipment pledged by Dezhou Yarui New Energy Automobile Co., Ltd. (“Dezhou Yarui”), the subsidiary of the Company, to secure the borrowings as of June 30, 2023 and December 31, 2022 were US$787 thousand and US$844 thousand, respectively.

The carrying amount of machinery and equipment that was frozen attributable to the court order as of June 30, 2023 and December 31, 2022 were US$267 thousand and US$467 thousand, respectively.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2023
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Finite-lived intangible assets:
Computer software	462	(392)	70
Patent	204	(204)	-
Total finite-lived intangible assets	666	(596)	70
Indefinite-lived intangible assets:
Trademark and manufacturing license	124,671	-	124,671
Total indefinite-lived intangible assets	124,671	-	124,671
Total intangible assets	125,337	(596)	124,741

	December 31, 2022
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	487	(389)	98
Patent	214	(214)	-
Total finite-lived intangible assets	701	(603)	98
Indefinite-lived intangible assets:
Trademark and manufacturing license	131,108	-	131,108
Total indefinite-lived intangible assets	131,108	-	131,108
Total intangible assets	131,809	(603)	131,206

No impairment charges were recognized on intangible assets for the periods ended June 30, 2023 and December 31, 2022, respectively.

Amortization expense of intangible assets were US$41 thousand and US$43 thousand for the six months ended June 30, 2023 and 2022, respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

US$’000
Unaudited
Six months ending December 31, 2023	37
2024	29
2025	4
Total	70

10. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Land use right	138,126	145,264
Less: accumulated amortization	(11,952)	(10,923)
Land use right, net	126,174	134,341

During the year ended December 31, 2019, the Company obtained three operating lease arrangements for land use rights with a fair value of RMB615,419 thousand or US$88,380 thousand through the acquisition of FAW Jilin. One land is for commercial land use and expires in 2050. The other two lands are for industrial use and expire in 2061 and 2062, respectively. The land use rights provided a total area of 13 million square feet.

As discussion in Note 17, during the period ended June 30, 2023, the Company was unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, land use rights with a book value of RMB103,478 thousand or US$14,265 thousand were pledged to the lenders. Management performed detailed analysis on this potential loss and determined the ultimate outcome is uncertain as of December 4, 2023. Please see Note 17 for further discussion.

During the year ended December 31, 2020, the Company entered into an operating lease arrangement for land use right with a local government of Shandong for an initial term of 50 years. The land is located in Yantai, and the land is for industrial use.

Amortization expense of land use rights were US$1,671 thousand and US$1,739 thousand for the period ended June 30, 2023 and 2022, respectively.

11. OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

Operating cash flows payments for operating leases were US$343 thousand and short-term lease cost were US$841 thousand for the six months ended June 30, 2023.

Short-term lease cost is recognized as rental expenses in the consolidated statements of operations.

Supplemental cash flows information related to leases were as follows:

	For the six months ended	For the six months ended
	June 30, 2023	June 30, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	343	258
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	347

The components of lease cost for operating leases were as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Operating lease cost	-	354
Short-term lease cost	841	317
Total lease cost	841	671

As of June 30, 2023, the lease related assets and liabilities recorded in the unaudited consolidated balance sheets were both nil.

12. GOODWILL

Goodwill was represented the excess of the purchase price over the fair value of the net assets of the net assets acquired from FAW Jilin on December 27, 2019 (the “Acquisition Date”). Shandong Baoya New Energy Vehicle Co., Ltd. completed an acquisition of FAW Jilin. Pursuant to the related Agreement and Plan of Merger, the purchase price was US$214,414 thousand (RMB1,500,000 thousand).

Shandong Baoya New Energy Vehicle Co., Ltd. accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on their estimated fair value as of the Acquisition Date.

	US$’000	RMB’000
Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Changes in the carrying amount of goodwill consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Beginning balance	2,774	3,010
Addition during the period	-	-
Impairment during the period	-	-
Translation adjustment	(136)	(236)
Goodwill	2,638	2,774

Goodwill of US$2,735 thousand (RMB19,133 thousand) was represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. As of June 30, 2023 and December 31, 2022, the goodwill was US$2,638 thousand and US$2,774 thousand, respectively. The change was attributable to foreign currency translation adjustments during the six months ended June 30,2023. There were no accumulated impairment losses as of June 30, 2023 and December 31, 2022.

13. OTHER ASSETS

Other assets consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Long-term deferred expenses	3,760	2,392
Total	3,760	2,392

Long-term deferred expenses of US$3,760 thousand was mainly attributable to the advancement to FAW Jilin suppliers for mold and tool manufacturing of car body and vehicle parts which will be amortized over their expected periods of use.

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Accounts payable	10,899	18,218
Notes payable	2,015	10,566
Total	12,914	28,784

Notes payable consisted of bank note payable provided by the Company to its suppliers. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

15. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Contract liabilities - beginning of year	3,654	6,254
A change in time frame for a performance obligation satisfied	(3,936)	(11,771)
Advance received	6,614	9,612
Translation adjustment	(300)	(441)
Contract liabilities - subtotal	6,032	3,654
Less: contract liabilities to related parties	(3,315)	(912)
Contract liabilities - end of period	2,717	2,742

16. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Payroll payable	8,121	8,339
Accrued post-employment and termination benefits - current portion	8,443	9,338
Business and other taxes payable	314	585
Accrued expenses	22,107	18,029
Other payable secured by acceptance draft	1,841	216
Other payable	8,420	9,067
Total	49,246	45,574

17. LONG-TERM PAYABLE, CURRENT

In May 2016, the Company entered two loans with unrelated non-financial institutions. The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and cannot be used for any other purposes. The loans bear no interest, and the maturity date was determined depending on the development status.

Because of the nature of these loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results. However, due to the Covid-19 pandemic and the specific regulations issued, the Company was unable to meet the conditions in the loan agreements and, therefore, unable to apply for the government subsidies to repay the US$95,754 thousand (RMB694,598 thousand) at the due date of July 2022. As a result, the loan was reclassified as current portion as of December 31, 2022 and 2021. In addition, the Company needs to pay the penalty of US$721 thousand (RMB5,232 thousand), which is 5% of the cost of the land use right. In addition, the lender also has the following rights, 1) require the Company to pay back all the potential loss which is caused by the default loan; 2) repurchase the land in Xiangyang, of which has a book value of approximate US$16,519 thousand (RMB119,828 thousand), with the price of US$14,424 thousand (RMB104,632 thousand) to cause the Company to lose control of the property and fixtures on the land, which is located in Xiangyang and for industrial use, in the net amount of approximate US$21,951 thousand (RMB159,234 thousand); 3) require the Company to pay back all the government subsidies which are related with this project. As of December 4, 2023, there are no subsidies received by the Company from the government.

The carrying value of the borrowings approximates its fair value as of June 30, 2023 and December 31, 2022. As of June 30, 2023 and December 31, 2022, the outstanding principals were US$95,754 thousand (RMB 694,598 thousand) and US$100,697 (RMB 694,598 thousand), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

Management has performed a detailed analysis of the potential loss and determined the outcome is uncertain as of December 4, 2023. The Company also proactively negotiates with the lender to sign a supplement agreement to extend the terms. At the same time, the Company plans to expand production to meet the conditions described in the loan agreement.

In June 2023, the Company signed two pledged contracts with the above government subsidies. According to the contracts, the Company pledged machinery and equipment with a book value of approximately US$13,863 thousand (RMB100,559 thousand), buildings with a book value of approximately US$15,992 thousand (RMB116,007 thousand) and land use rights with a book value of US$14,265 thousand (RMB103,478 thousand) to the government to ensure the realization of the above-mentioned loans’ principal and related interest claims.

18. PROMISSORY NOTE PAYABLE

On December 5, 2022, Chijet Inc. issued a secured promissory note and pledge agreement (“Note”) with unrelated third party (the “Holder”) in the principal amount of US$1,380 thousand, bearing an annual interest rate of 18%. Pursuant to the Note, Chijet Inc. grants a first priority security interest in, and pledges, the Chijet Inc.’s ordinary shares and all additions, accessions and substitutions to the Holder to secure the satisfaction by Chijet Inc. of all its obligations to the Holder under this Note. This Note was being issued in connection with the agreement by Chijet Inc. to fund the “Extension Amount” as defined in that certain BCA, dated October 25, 2022, by and among Chijet Inc. and JWAC. Section 2(c) of the Note specified that the Note would be immediately due and payable upon the first to occur of: (i) January 6, 2023; (ii) the date that funding is received by Chijet Inc. in an amount of the amounts due hereunder after clearing the foreign exchange exit approval process in China; or (iii) the date of receipt by Chijet Inc. of the proceeds of US$10 million from the first tranche of financing. On January 3, 2023, the Note was amended. Pursuant to the amended agreement, Chijet Inc. agreed to pay the sum of (i) a portion of the principal amount of this note equal to US$280 thousand, plus (ii) the second month of interest in the amount of US$17 thousand. Additionally, the due date was changed from January 6, 2023 to February 20, 2023. On February 20, 2023, the parties entered into a second amendment of the Note. Pursuant to the second amended agreement, Chijet Inc. agreed to pay the sum of (i) a portion of the principal amount equal to US$220 thousand plus (ii) a month of interest in the amount of US$13 thousand on February 22, 2023. Furthermore, the due date in section 2(c) was revised from February 20, 2023, to March 22, 2023. As of June 30, 2023, the Company has completed this payment.

In 2014, Bijie Yabei New Energy Automobile Co., Ltd. (Bijie Yabei) became involved in a legal dispute with the Bijie Jinhaihu New District Management Committee (the “Plaintiff”) regarding a loan contract disagreement with the loan principal of RMB 10 million along with interest. The original judgment by the court (Case No. (2018) Qian 0502 Min Chu 7520) ruled in favor of the Plaintiff. Bijie Yabei appealed the decision, requesting the revocation and retrial or amendment of the judgment. The court of second instance in 2019 upheld the original judgment, and Bijie Yabei is now obligated to repay the loan principal and interest calculated at an annual rate of 6% from September 11, 2018, until the date of repayment. As of June 30, 2023 and December 31, 2022, the outstanding principals were US$1,380 thousand (RMB10,000 thousand) and US$1,450 thousand (RMB10,000 thousand), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

19. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company paid post-employment obligations to its retired employees. In addition, the Company was committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits were only applicable to the qualifying employees.

The Company has three defined benefit, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. During the six months ended June 30, 2023 and the six months ended June 30, 2022, the Company made cash payments of US$4,334 thousand (RMB30,030 thousand), and US$5,038 thousand (RMB32,680 thousand), respectively, to settle part of the defined benefit plans, details of the movements of the defined benefit plans during the year are presented below.

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of June 30, 2023 and December 31, 2022 were prepared by an independent firm of actuaries, a member of China Association of Actuaries.

In accordance with ASC 715-30, Benefit Plans-Pension, the following components have been included in the net obligation recognized for a period by the Company: (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions), which includes, to the extent recognized, amortization of the net gain or loss included in accumulated other comprehensive income. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
	Unaudited
Discount rate	2.25%-3.00%	2.50%-3.25%	2.50%-3.25%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years*
Annual withdrawal rate	3.00%	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%	8.00%

*China Life Insurance Mortality Table (2010-2013)

Movements in the present value of the retirement and supplemental benefit obligations during the six months ended June 30, 2023 and June 30, 2022 are as follows:

	For the six months ended
	June 30, 2023	June 30, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Beginning of period	60,915	74,794
Service costs	32	34
Interest costs	745	914
Benefits paid	(4,334)	(5,038)
Actuarial (gain) loss arising from changes in financial assumptions	(87)	(1,116)
Past service costs	-	341
Translation adjustment	(2,827)	(3,650)
End of period	54,444	66,279

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)

Beginning of period	54,444	60,913
Less: net amount due within one year	(8,443)	(9,338)
Net amount due after one year	46,001	51,575

As of June 30, 2023 and December 31, 2022, the non-current liabilities were US$46,001 thousand and US$51,575 thousand, respectively.

As of June 30, 2023 and December 31, 2022, the current portion of the accrued post-employment and termination benefits were US$8,443 thousand and US$9,338 thousand, respectively. The amounts were included in accruals and other current liabilities (Note 16) and presented on the consolidated balance sheets.

The following amounts were recorded in the consolidated statements of operations as components of the net periodic benefit cost:

	For the six months ended
	June 30, 2023	June 30, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Service costs	32	34
Interest costs	745	902
Amortization of actuarial losses	-	2
Amortization of past service cost	13	14
Net periodic benefit cost	790	952

The following amounts were recorded in the consolidated statements of comprehensive loss:

	For the six months ended
	June 30, 2023	June 30, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Actuarial loss (gains) arising from changes in financial assumptions	35	(284)
Past service costs	-	362
Amortization recognized in net period benefit cost	(14)	(14)
Total	21	64

20. ORDINARY SHARES AND STATUTORY RESERVE

On June 1, 2023, pursuant to the BCA, Chijet Motor, a wholly-owned subsidiary of Chijet Inc. merged with JWAC such that JWAC became a wholly-owned subsidiary of the Chijet Motor. With the completion of shares exchange, Chijet Inc. became a wholly-owned subsidiary of Chijet Motor and the Chijet Inc. Holders received 152,130,300 of Chijet Motor’s Ordinary Shares. Each ordinary share has US$0.0001 par value. As of June 30, 2023 and December 31, 2022, Chijet Motor had issued and outstanding ordinary shares of 160,707,172 and 152,130,300, respectively. Share data as of December 31, 2022 have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1.

(a)	Warrants

GT Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2023:

		Weighted average	Total
	Number	unit price	price

Balance of warrants - December 31, 2022	5,000,000	$2	$10,000,000
Issued for services	-	-	-
Exercised	550,000	$2	$1,100,000
Cancelled	-	-	-
Expired	-	-	-
Balance of warrants - June 30, 2023	4,450,000	$2	$8,900,000
Balance of warrants exercisable - June 30, 2023	4,450,000	$2	$8,900,000

On February 15, 2022, pursuant to a financial advisory agreement, Shandong Baoya New Energy Vehicle Co., Ltd. (“Baoya New Energy”) issued 5,000,000 warrants to Greentree Financial Group Inc. (“Greentree”) to purchase its shares under a common stock purchase warrant at an exercise price of US$2.00 per share. On June 1, 2023, in connection with the closing of the Business Combination, the Company assumed the obligations of Shandong Baoya under the financial advisory agreement, by executing an assumption and amendment to the common stock purchase warrant by and among the Company, Baoya New Energy, and Greentree, with Greentree being the warrant holder. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$22,900 thousand was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of December 31, 2022, US$22,900 thousand was recognized as additional paid-in capital. The estimated fair value is determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary share at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary share.

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement for the year ended December 31, 2022:

For the year
ended
December 31, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

I-Bankers Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2023:

		Weighted average	Total
	Number	unit price	price

Balance of warrants - December 31, 2022	414,000	$12	$4,968,000
Cancelled	-	-	-
Expired	-	-	-
Balance of warrants - June 30, 2023	414,000	$12	$4,968,000

On December 9, 2021, JWAC issued warrants to purchase 414,000 shares of Class A Common Stock, exercisable at $12.00 per share (the “Representative’s Warrants”), to I-Bankers in connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option. The fair value of Representative Warrants was estimated to be approximately $1,087 thousand (or $2.626 per warrant) using the Black-Scholes option-pricing model. Upon completion of the Business Combination, all of the Representative’s Warrants were exchanged for a substantially similar warrant to purchase an equal number of Chijet Motor Ordinary Shares on the same terms and conditions as the original warrant, exercisable at $12.00 per share for five years.

The Company used the following assumptions to estimate the fair value of warrants granted for the year ended December 31, 2021:

December 9, 2021

Risk-free interest rate	1.18%
Expected volatility	35.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b)	Treasury stock

On December 5, 2022, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,380 thousand with JWAC, a Delaware blank check company. Chijet Inc. also entered into a BCA with JWAC, among others, on October 25, 2022. On March 6, 2023, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,180 thousand with JWAC. The Note is non-interest bearing and payable in cash upon the earlier of the closing of the Company’s initial business combination and date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500 thousands by delivering 47,541 shares of its Class A common stock (“JWAC Common Stock”), par value US$0.0001 per share, each share valued at the Redemption Price and US$2,060 thousands in cash to Chijet Inc. on June 1, 2023. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC has been changed to the investment in Chijet Motor, Chijet Inc’s own parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Chijet Motor) ordinary share. According to presentation guidance in ASC 810-10-45-5, these 47,541 shares have been transferred to treasury shares of the Company.

(c)	Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion, production, or increase in registered capital but are not distributable as cash dividends.

For the six months ended June 30, 2023 and the year ended December 31, 2022, the PRC Entities appropriated the statutory reserves of nil and nil, respectively. As of June 30, 2023 and December 31, 2022, the accumulated balance of the statutory reserves was US$6,656 thousand (RMB43,707 thousand).

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of June 30, 2023 and December 31, 2022, the accumulated balance of special reserves, which is included in the accumulated deficit, was approximate US$631 thousand (RMB4,370 thousand) and US$574 thousand (RMB3,869 thousand), respectively.

Because the Company’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC (mainland) not available for distribution, were US$171,012 thousand and US$170,956 thousand, as of June 30, 2023 and December 31, 2022, respectively.

21. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Motor is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Composition of income tax benefits for the periods presented are as follow:

	June 30	June 30
	2023	2023
	US$’000	US$’000
	（Unaudited）	（Unaudited）

Current income tax expenses (benefits)	-	-
Deferred income tax expenses (benefits)	-	-
Income tax expenses	-	-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	June 30	December 31
	2023	2022
	US$’000	US$’000
	(Unaudited)

Loss before income tax expenses	(58,591)	(110,518)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(14,648)	(27,628)
Effect of exempted revenue on taxes	-	(6)
Effect of additional deduction for qualified R&D expenses	(779)	(2,222)
Effect of changes in asset value	584	1,068
Non-deductible expenses	84	5,657
Changes in valuation allowance and others	14,759	23,131
Income tax expenses	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets (liabilities) consisted of the following components:

	June 30	December 31
	2023	2022
	US$’000	US$’000
	(Unaudited)
Deferred tax assets
Net operating loss carryforwards	155,414	154,881
Accrued warranty	82	80
Accrued expenses	11,601	11,559
Investment loss	623	575
Inventory impairment	3,524	4,139
Fixed assets impairment provision	956	1,868
Bad debts	-	-
Accrued payroll	13,610	15,228
Depreciation	-	-
Subtotal	185,810	188,330

Fair value change of fixed assets	(11,112)	(12,272)
Fair value change of intangible assets	(3,784)	(3,979)
Total deferred tax liabilities	(14,896)	(16,251)

Net deferred tax assets	170,914	172,079
Less: valuation allowance	(170,914)	(172,079)
Deferred tax assets, net of valuation allowance	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$621,657,635 (RMB4,509,504,487) that will expire in one to ten years for deduction against future taxable profits.

22. RELATED PARTIES

The principal related parties with which the Company as of June 30, 2023 presented are as follows:

(a)	Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Affiliate
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate
Nanjing Shengnuo Biotechnology Industry Company Ltd	Affiliate
Zhang Jiannong	Shareholder
Wang Qingjun	Shareholder
Mu Hongwei	Principal Owner/Director
John Chiang	Independent Director
Simon Pang	Independent Director
Wen Li	Independent Director
Ying Liu	Independent Director
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Qingjian Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	Affiliate of non-controlling interest shareholder

(b)	The following table consists of the total amount of transactions that have been entered into with related parties:

i)	Balance Sheets

	As of June 30, 2023(Unaudited)
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	476	-	-	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	2,732	-	-	-	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	23,768	102,013
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	-	-	-	-	1,103

Shareholder
Zhang Jiannong	-	-	-	-	-	625	-

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	232	-

Shareholder/Director
Wang Qingjun	-	-	-	-	-	273	-

Non-controlling interest shareholder
China FAW Co., Ltd.	27	-	52,795	249	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	874	3,892

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	366	-	618	-
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	2,474	-	-
China FAW Group Co., Ltd.	-	-	-	-	-	24,669	-
China FAW Group Import & Export Co., Ltd.	-	-	-	82	34	25	-
China FAW Technology Center	147	-	-	-	-	-	-
FAW Bestune Car Co., Ltd.	291	-	-	288	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	742	-	-
FAW Finance Co., Ltd.	2,281	-	-	-	-	16,803	158,735
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,654	-	89	-
FAW Logistics Co., Ltd.	-	-	-	2,720	-	-	-
FAW Mould Manufacturing Co., Ltd.	-		-	39,560	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	1	-	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	1,218	-	-	-
Qiming Information Technology Co., Ltd.	-	-	-	228	-	123	-
Qingjian Group Co., Ltd.	-	-	-	678	-	41	-
Shandong Zhanpuce Management Consulting	-	-	-	-	-	-	412

Independent Directors
John Chiang	-	40	-	-	-	-	-
Simon Pang	-	40	-	-	-	-	-
Wen Li	-	40	-	-	-	-	-
Ying Liu	-	40	-	-	-	-	-

Other	-	181	46	-	65	3	-

Total	2,747	3,549	52,841	48,043	3,315	68,146	266,155

	As of December 31, 2022
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	760	-	204	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	1,409	-	1,127	-	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	21,489	107,279

Shareholder
Zhang Jiannong	-	-	-	-	-	657	-

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	244	-

Shareholder/Director
Wang Qingjun	-	-	-	-	-	287	-

Non-controlling interest shareholder
China FAW Co., Ltd.	114	-	59,928	261	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	810	4,890

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	385	-	650	-
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	51	-	-
China FAW Group Co., Ltd.	-	-	-	-	-	25,942	-
China FAW Group Import & Export Co., Ltd.	-	-	-	86	11	27	-
China FAW Technology Center	-	-	-	-	-	-	-
FAW Bestune Car Co., Ltd.	756	-	-	302	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	781	-	-
FAW Finance Co., Ltd.	-	-		-	-	13,780	166,930
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,791	-	94	-
FAW Logistics Co., Ltd.	-	-	-	2,861	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	10	-	41,612	-	-	-
FAW-Volkswagen Automobile Co., Ltd.		-	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	1,281	-	-	-
Qiming Information Technology Co., Ltd.	-	-	-	869	-	631	-
Qingjian Group Co., Ltd.	-	232	-	945	-	43	-

Other	-	248	91	165	69	866	-

Total	870	2,659	60,019	52,889	912	65,523	279,099

ii)	Operations

	For the six months ended June 30, 2023(Unaudited)			For the six months ended June 30, 2022(Unaudited)
	US$’000			US$’000
	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	173	-	-	579	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	164	843	-	22	43	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	3,490	-	-	3,728

Non-controlling interest shareholder
China FAW Co., Ltd.	-	-	-	105	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	112	-	-	126

Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	51	-	-	-	-	-
China FAW Group Import & Export Co., Ltd.	-	-	-	1,745	-	-
China FAW Technology Center	248	-	-	284	-	-
FAW Bestune Car Co., Ltd.	-	1	-	1,089	164	-
FAW Finance Co., Ltd.	-	-	3,871		-	3,494
FAW-Volkswagen Automobile Co., Ltd.	96	-	-	167	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-		-	-
Qiming Information Technology Co., Ltd.	-	4	-	-	-	-
Shandong Zhanpuce Management Consulting	-	-	8	-	-	-
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	10	-	-	-

Other	-	80	-	-	-	-
Total	559	1,101	7,491	3,412	786	7,348

(c)	The following table consists of the financing that have been entered into with related parties:

	June 30, 2023	December 31, 2022
	US$’000	US$’000
Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.(i)	102,013	107,279
Nanjing Shengnuo Biotechnology Industry Company Ltd. (ii)	1,103	-

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (iii)	3,892	4,890

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd. (iv)	158,735	166,930
Shandong Zhanpuce Management Consulting (v)	412	-

Total	266,155	279,099

(i) On December 2019, Shandong Baoya New Energy Vehicle Co., Ltd. entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. The loans are mature on December 9, 2023. Pursuant to the loan agreements, if Shandong Baoya New Energy Vehicle Co., Ltd. met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. For the six-months ended June 30, 2023 and 2022, the principal amount converted to government subsidies were both nil.

(ii) In May 2023, Shandong Baoya New Energy Vehicle Co., Ltd. entered loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The loans are bearing an interest rate of 10%. The loans were originally mature in three months. In July 2023, the due dates were further extended to January 2024 for repayment.

(iii) In 2016, Dezhou Yarui entered into a related party pledged loan with Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). The loan was originally due on October 31, 2026. While in March 2022, pursuant to the loan agreement, this related party filed in court to request the Company to repay the loan in advance. As a result, in April 2022, the Company reached a settlement agreement with this related party. Pursuant to the settlement agreement, the outstanding balance of US$4,889,894 (RMB33,730,000) will bear an annual interest rate of 4.9% and will be repaid through four installments, with each payment amount of US$1,222,473 (RMB8,432,498) on and before August 1, 2024. As of the March 24, 2023, the Company partially paid the first installment, which is due on February 1, 2023. In August 2023, Dezhou Yarui further entered a loan agreement with Dezhou Jingtai to settle remaining payment due (Note 24). The following table illustrates the carrying amount of the loan and the machine and equipment pledged by the Company to secure the borrowings as of June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)
Collateralized by equipment of Dezhou Yarui. The carrying amount of machine and equipment pledged to secure the borrowings as of June 30, 2023, and December 31, 2022, were US$ 787 thousand (RMB 5,706 thousand) and US$ 844 thousand (RMB 5,821 thousand).	3,892	4,890

Maturity date	The outstanding balance will be repaid through 4 installments, which due date are 4 installments start from February 1, 2023 and ends on August 1, 2024.
Interest Rate	The loans bear an annual interest rate of 4.9%
Interest expense (One loan thus no weighted average rate)	The interest expenses were US$112 thousand (RMB779 thousand) and US$126 thousand (RMB820 thousand) for 6 months ended June 30, 2023 and 2022 respectively.
Others	For the six months ended June 30,2023, the Company has paid US$785 thousand (RMB5,500 thousand ). The Company is currently in the process of working with this related party to extend the due date to repay the remaining balance.

(iv) During May 2020, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans are bearing rates between 3.915% and 4.75%. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$41,732,628 (RMB287,867,500) each for the remaining principal balance. On November 1, 2022, the Company FAW Jilin defaulted on this pledged loan. As a result, pursuant to the agreement, there will be penalties for unpaid interest, and the remained unpaid principal was not due immediately, and the annual interest rate for the default principal increased to 5.09% from 3.915%. The following table illustrates the carrying amount of the loan and the buildings, machine and equipment, and land use right, pledged by the Company to secure the borrowings as of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)
Collateralized by the FAW Jilin Factory and land use right with the carrying value of USD 65,687 thousand (RMB 476,494 thousand) and USD 71,312 thousand (RMB 491,909 thousand), as of June 30, 2023 and December 31, 2022.	48,249	50,740
It is collateralized by the Machinery and equipment of FAW Jilin with carrying value of USD 29,944 thousand (RMB 217,210 thousand) and USD 39,108 thousand (RMB 269,767 thousand) as of June 30, 2023, and December 31, 2022.	31,119	32,725
	64,673	68,011
Credit loan, no collateralized items.	14,694	15,454
Total	158,735	166,930

Maturity date	The loans will mature gradually from 11/1/2022 to 11/1/2025.
Interest Rate and weighted average rate	The loans bear the weighted average rate of 4.21%, which contains the rates between 3.915% and 4.75%.
Interest expense	The interest expense were USD 3,875 thousand ( RMB 26,853 thousand) and USD 3,494 thousand (RMB 23,917 thousand) for 6 months ended June 30, 2023 and 2022 respectively.

(v) On April 2023, Shandong Baoya New Energy Vehicle Co., Ltd. entered loans with Shandong Zhanpuce Management Consulting. The loans are bearing an interest rate of 10%. In August 2023, the Company has completed the payment.

(d) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	June 30, 2023
	Issued shares	Cash
		US$’000
John Chiang	5,000	$12.5
Simon Pang	5,000	$12.5
Wen Li	5,000	$12.5
Ying Liu	5,000	$12.5
Total	20,000	$50

The Company appointed four independent directors and offered each of the director a compensation amounting to USD$100 thousand per year. USD$50 thousand of the compensation is paid in cash and USD$50 thousand is paid by the Company’s stock equivalent. On March 30, 2023, the offer letter had took effective officially. The compensation is payable in arrears on a semi-annual basis, which each time including USD$25 thousand in cash and valued at USD$25 thousand in the Company’s stock. On June 1, 2023, the Company issued to each independent director 5,000 ordinary shares of Chijet under the award plan. With the mutual understanding between the Company and the four independent directors, the share price of the 5,000 awarded ordinary shares is USD$10 per share. As of June 30, 2023, the Company had accrued USD$100 thousand compensation cost and USD$160 thousand prepaid expenses.

23. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of June 30, 2023, the Company had several capital commitments with a total contract amount of US$43,863 thousand (RMB318,183 thousand). Where US$37,199 thousand (RMB269,841 thousand) is due within one year. The capital commitment includes but is not limited to construction, equipment, and molding and tooling.

(b)	Parts purchase commitment

During the six months ended June 30, 2023, the Company entered into various trial production and development agreements for a total of US$9,545 thousand (RMB69,239 thousand). Pursuant to the agreements, the Company shall order a certain quantity in a certain period from the supplier. In addition, the Company shall pay an initial deposit upon receipt of the VAT invoice from the supplier. The remaining balance will be amortized based on certain units at the price of parts and components for certain periods after agreed-upon date. At the end of the period, when the tooling fee has not been fully amortized, the supplier will issue the VAT invoice to the Company for the residual balance.

As of the six months ended June 30, 2023, the Company had various agreements with various suppliers for production and development. The balance of contractual commitment was approximately US$10.8 million (RMB 78.7 million) and US$25.7 million (RMB 177.3 million) as of June 30, 2023 and December 31, 2022, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of June 30, 2023.

Contingencies

(a)	Legal proceedings

The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FAW Jilin was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of FAW Jilin in December 2019. These legal proceedings include the CO23 and other models in FAW Jilin’s EOP project. Additionally, there were a lot of labor disputes arising from the corporate reorganization in 2003, including but not limited to loss of files, labor relationships, default in social insurance, and other labor disputes. In recent years, there has been a risk of not being able to complete the agreed-upon payments for the auto molding that have not been produced for a long time. As a result, there may be a substantial risk of litigation. Furthermore, there is a risk that the Company cannot fulfill the settlement agreements arising from the corporate reorganization that entered from 2020 up to today. As of the December 4, 2023, most of these legal proceedings were settled. The settlement amounts were either paid or accrued in the relative liability accounts as of June 30, 2023 and December 31, 2022.

The unpaid contract amounts that the Company assumed from FAW Jilin Acquisition were included in the Company’s assets and liabilities. The Company has recorded any material accrual for expected loss payments with respect to these cases as of June 30, 2023 and December 31, 2022. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from China FAW Group Corporation (“FAW Group”), FAW Group also agreed in the FAW Jilin Acquisition Agreement that, it will indemnify damages and loss arising from the following case:

In 2017, FAW Jilin’s three independent dealers in Beijing have been fined a total of US$5,350 thousand (RMB34,000 thousand) by Beijing’s Chaoyang District Market Supervision Administration for selling vehicles that failed to meet emission standards. As the third party, FAW Jilin has not been judged to be liable for joint and several compensations, but as the manufacturer, FAW Jilin may faces the risk of being claimed by the dealer. In March 2023, all parties involved reached a mutual agreement. Based on the agreement, FAW Group paid the administrative penalty on behalf of the three independent dealers. Also, FAW Group compensated for the Company’s cost related to this lawsuit of approximately US$ 153 thousand (RMB1,115 thousand).

In March 2023, one unrelated third party, who is the holder of accounts payable of FAW Jilin’s mold suppliers filed a lawsuit in district court against FAW Jilin, claiming FAW Jilin failed to pay the outstanding bills, in the amount of approximately US$1,819 thousand (RMB12,547 thousand). In November 2023, the Company has completed the payment.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate. As of June 30, 2023 and December 31, 2022, other than as disclosed above, the Company is not a party to any material legal or administrative proceedings.

24. SUBSEQUENT EVENT

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

Dezhou Yarui entered a loan agreement with its shareholder Dezhou Economic and Technological Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). According to the borrowing agreement, as at July 31, 2023, Dezhou Yarui had failed to fulfil the payments of principal and interest to Dezhou Jingtai with an amount of approximately US$1,813 thousand (RMB13,152 thousand). On August 3, 2023, Dezhou Yarui issued a repayment commitment letter to Dezhou Jingtai, which promised that starting from August 1, 2023, the monthly repayment amount should not be less than US$138 thousand (RMB 1 million) and sufficient pledges should be provided. On August 31, 2023, Dezhou Yarui (mortgagor) signed a mortgage contract with Dezhou Jingtai (mortgagee). According to the contract, Dezhou Yarui pledged its land use rights with a carrying value of approximately US$399 thousand (RMB2,896 thousand) and a factory building with a carrying value of approximately US$1,375 thousand (RMB9,971 thousand) to Dezhou Jingtai. As of December 4, 2023, Dezhou Yarui still failed to fulfil the payments under the repayment commitment letter.

On October 27, 2023, Shandong Baoya New Energy Vehicle Co., Ltd. (“Baoya”) entered into an agreement with the Natural Resources and Planning Bureau of Yantai Huang-bohai New Area (“NRPB Yantai”) related to compensation of reclaiming the state-owned construction land use rights. According to the agreement, NRPB Yantai will reclaim the land-use right of an idle piece of state-owned industrial land located in Yantai City, Shandong Province from Baoya, and compensate Baoya an amount of US$1,175 thousand (RMB8,520 thousand), which is same as the payment made by Baoya when acquiring the land-use right. The land was originally used for the construction of office complex. The compensation shall be fully-paid to Baoya in one lump sum within 90 days after the re-assignment of the land-use right.